UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
	Name:	Haruyuki Nagata
	Title:	General Manager, Financial Accounting Dept.

Date: June 10, 2011

This document has been translated from a Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Matters disclosed on the Internet Website in relation to

the convocation of the Ordinary General Meeting of Shareholders

1. Notes to Consolidated Financial Statements
2. Notes to Non-Consolidated Financial Statements

(From April 1, 2010 to March 31, 2011)

With regard to the information stated above, in accordance with laws, regulations and Article 25 of the Articles of Incorporation, it is disclosed by posting on the company’s website on the Internet (http://www.smfg.co.jp).

Sumitomo Mitsui Financial Group, Inc.

Notes to Consolidated Financial Statements

< Significant Accounting Policies for Preparing Consolidated Financial Statements >

The definitions for subsidiary companies and affiliate companies are pursuant to paragraph 8, Article 2 of the Banking Act and Article 4-2 of the Order for Enforcement of the Banking Act.

Amounts less than one million yen have been omitted.

1.	Scope of consolidation
(1)	Consolidated subsidiaries 327 companies

Principal companies:

Sumitomo Mitsui Banking Corporation (“SMBC”)

Sumitomo Mitsui Card Company, Limited

Cedyna Financial Corporation

Sumitomo Mitsui Finance and Leasing Company, Limited

The Japan Research Institute, Limited

SMBC Friend Securities Co., Ltd.

SMBC Finance Service Co., Ltd.

Nikko Cordial Securities Inc.

THE MINATO BANK, LTD.

Kansai Urban Banking Corporation

Sumitomo Mitsui Banking Corporation Europe Limited

Sumitomo Mitsui Banking Corporation (China) Limited

SMBC Capital Markets, Inc.

Changes in consolidated subsidiaries in the fiscal year ended March 31, 2011 are as follows:

9 companies including Cedyna Financial Corporation were newly consolidated through a third-party allotment of new shares issued by the company. 38 companies including SMBC Venture Capital Co., Ltd. were newly consolidated due mainly to acquisitions of stocks.

12 companies including SB Equity Securities (Cayman), Limited were excluded from the scope of consolidation because they were no longer subsidiaries due mainly to liquidation.

15 companies including Soir Leasing Co., Ltd. were excluded from the scope of consolidation and became unconsolidated subsidiaries that are not accounted for by the equity method because they became operators of silent partnerships for lease transactions.

(2)	Unconsolidated subsidiaries

Principal company: SBCS Co., Ltd.

206 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have been excluded from the scope of consolidation pursuant to Article 63, paragraph 1, proviso 2 of the Companies Calculation Regulations.

Other unconsolidated subsidiaries are also excluded from the scope of consolidation because their total amounts in terms of total assets, ordinary income, net income and retained earnings are immaterial, as such, they do not hinder a rational judgment of financial position and operation results of Sumitomo Mitsui Financial Group, Inc (the “Company”) when excluded from the scope of consolidation.

2.	Application of the equity method
(1)	Unconsolidated subsidiaries accounted for by the equity method 4 companies

Principal company: SBCS Co., Ltd.

(2)	Affiliates accounted for by the equity method 43 companies

Principal companies:

Sumitomo Mitsui Auto Service Company, Limited

Daiwa SB Investments Ltd.

Promise Co., Ltd.

Changes in affiliates accounted for by the equity method in the fiscal year ended March 31, 2011 are as follows:

4 companies including Famima Credit Corporation became equity method affiliates due mainly to acquisitions of stocks.

6 companies including Cedyna Financial Corporation were excluded from the scope of equity method affiliates because they became consolidated subsidiaries through a third-party allotment of new shares issued by the company. 9 companies including Daiwa SMBC Capital Co., Ltd. were also excluded due mainly to sales of stocks.

(3)	Unconsolidated subsidiaries that are not accounted for by the equity method

206 subsidiaries including SMLC MAHOGANY CO., LTD. are operators of silent partnerships for lease transactions and their assets and profits/losses do not belong to them substantially. Therefore, they have not been accounted for by the equity method pursuant to Article 69, paragraph 1, proviso 2 of the Companies Calculation Regulations.

(4)	Affiliates that are not accounted for by the equity method

Principal company: Daiwa SB Investments (USA) Ltd.

Affiliates that are not accounted for by the equity method are also excluded from the scope of equity method because their total amounts in terms of net income and retained earnings are immaterial, and as such, they do not hinder a rational judgment of the Group’s financial position and results of operations when excluded from the scope of equity method.

3.	Special purpose entities
(1)	Outline of special purpose entities and transactions

SMBC, a consolidated subsidiary of the Company, provides credit lines, liquidity lines and loans to 12 special purpose entities (“SPEs”) for their fund needs and issuing of commercial paper. The SPEs are engaged in purchases of monetary claims such as receivables from SMBC customers and incorporated under the laws of the Cayman Islands or as intermediate corporations with limited liabilities.

The combined assets and liabilities of the 12 SPEs as of their most recent closing dates were 2,274,626 million yen and 2,274,424 million yen, respectively. SMBC has no voting rights in the SPEs and sends no directors or employees.

(2)	Principal transactions with the SPEs as of and for the fiscal year ended March 31, 2011

Unit: millions of yen

Balances of principal transactions as of March 31, 2011		Principal profit or loss for the fiscal year ended March 31, 2011
Item	Amount	Item	Amount
Loans and bills discounted	1,592,714	Interest on loans and discounts	15,978
Credit lines	593,578	Fees and commissions	1,665
Liquidity lines	291,991

4.	Accounting policies
(1)	Standards for recognition and measurement of trading assets/liabilities and trading profits/losses

Transactions for trading purposes (seeking gains arising from short-term changes in interest rates, currency exchange rates, or market prices of securities and other market related indices or from variation among markets) are included in “Trading assets” or “Trading liabilities” on the consolidated balance sheet on a trade date basis. Profits and losses on trading-purpose transactions are recognized on a trade date basis, and recorded as “Trading income” and “Trading losses.”

Securities and monetary claims purchased for trading purposes are stated at the fiscal year-end market value, and financial derivatives such as swaps, futures and options are stated at amounts that would be settled if the transactions were terminated at the consolidated balance sheet date.

“Trading income” and “Trading losses” include interest received or paid during the fiscal year. The year-on-year valuation differences of securities and monetary claims are also recorded in the above-mentioned accounts. As for the derivatives, assuming that the settlement will be made in cash, the year-on-year valuation differences are also recorded in the above-mentioned accounts.

(2)	Standards for recognition and measurement of securities
1)

Debt securities that consolidated subsidiaries have the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are carried at amortized cost (straight-line method) using the moving-average method. Investments in unconsolidated subsidiaries and affiliates that are not accounted for by the equity method are carried at cost using the moving-average method. Securities other than trading purpose securities, held-to-maturity securities and investments in unconsolidated subsidiaries and affiliates are classified as “other securities” (available-for-sale securities). Stocks in other securities that have market prices are carried at their average market prices during the final month of the fiscal year, and bonds and others that have market prices are carried at their fiscal year-end market prices (cost of securities sold is calculated using primarily the moving-average method). Other securities which are extremely difficult to determine fair value with no available market prices are carried at cost using the moving-average method.

Net unrealized gains (losses) on other securities, net of income taxes, are included in “Net assets,” after deducting the amount that is reflected in the fiscal year’s earnings by applying fair value hedge accounting.

2)	Securities included in money held in trust are carried in the same method as in (1) and (2), 1) above.

(3)	Standards for recognition and measurement of derivative transactions

Derivative transactions, excluding those classified as trading derivatives, are carried at fair value.

(4)	Depreciation
1)	Tangible fixed assets (excluding lease assets)

Buildings owned by the Company and SMBC are depreciated using the straight-line method. Others are depreciated using the declining-balance method. The estimated useful lives of major items are as follows:

    Buildings:                  7 to 50 years

    Others:                       2 to 20 years

Other consolidated subsidiaries depreciate tangible fixed assets primarily using the straight-line method over the estimated useful lives of the respective assets.

2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company and its consolidated domestic subsidiaries is depreciated over its estimated useful life (basically 5 years).

3)	Lease assets

Lease assets with respect to non-transfer ownership finance leases, which are recorded in “Tangible fixed assets,” are depreciated using the straight-line method, assuming that lease terms are their expected lifetime and salvage values are zero.

(5)	Reserve for possible loan losses

The reserve for possible loan losses of major consolidated subsidiaries is provided as detailed below in accordance with the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings (“bankrupt borrowers”) or borrowers that are not legally or formally insolvent but are regarded as substantially in the same situation (“effectively bankrupt borrowers”), a reserve is provided based on the amount of claims, after the write-off stated below, net of the expected amount of recoveries from collateral and guarantees.

For claims on borrowers that are not currently bankrupt but are perceived to have a high risk of falling into bankruptcy (“potentially bankrupt borrowers”), a reserve is provided in the amount deemed necessary based on an overall solvency assessment of the claims, net of the expected amount of recoveries from collateral and guarantees.

Discounted Cash Flows (“DCF”) method is used for claims on borrowers whose cash flows from collection of principals and interest can be rationally estimated and SMBC applies it to claims on large potentially bankrupt borrowers and claims on large borrowers requiring close monitoring that have been classified as “Past due loans (3 months or more)” or “Restructured loans,” whose total loans from SMBC exceed a certain amount. SMBC establishes a reserve for possible loan losses using the DCF method for such claims in the amount of the difference between the present value of principal and interest (calculated using the rationally estimated cash flows discounted at the initial contractual interest rate) and the book value.

For other claims, a reserve is provided based on the historical loan-loss ratio. For claims originated in specific overseas countries, an additional reserve is provided in the amount deemed necessary based on the assessment of political and economic conditions.

Branches and credit supervision departments assess all claims in accordance with the internal rules for self-assessment of assets, and the Credit Review Department, independent from these operating sections, audits their assessment. The reserve is provided based on the results of these assessments.

The reserve for possible loan losses of the Company and other consolidated subsidiaries for general claims is provided in the amount deemed necessary based on the historical loan-loss ratios, and for doubtful claims in the amount deemed uncollectible based on assessment of each claim.

For collateralized or guaranteed claims on bankrupt borrowers and effectively bankrupt borrowers, the amount exceeding the estimated value of collateral and guarantees is deemed to be uncollectible and written off against the total outstanding amount of the claims. The amount of write-off was 867,866 million yen.

(6)	Reserve for employee bonuses

The reserve for bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(7)	Reserve for executive bonuses

The reserve for executive bonuses is provided for payment of bonuses to executives, in the amount of estimated bonuses, which are attributable to the fiscal year.

(8)	Reserve for employee retirement benefits

The reserve for retirement benefits is provided for payment of retirement benefits to employees, in the amount deemed accrued at the fiscal year-end, based on the projected retirement benefit obligation and the fair value of plan assets at the fiscal year-end.

Unrecognized prior service cost is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period at incurrence.

Unrecognized net actuarial gain (loss) is amortized using the straight-line method, primarily over 9 years within the employees’ average remaining service period, commencing from the next fiscal year of incurrence.

(9)	Reserve for executive retirement benefits

The reserve for executive retirement benefits is provided for payment of retirement benefits to directors, corporate auditors and other executive officers, in the amount deemed accrued at the fiscal year-end based on our internal regulations.

(10)	Reserve for point service program

The reserve for point service program is provided for the potential future redemption of points awarded to customers under the “SMBC Point Pack,” credit card points programs, and other customer points award programs. The amount is calculated by converting the outstanding points into a monetary amount, and rationally estimating and recognizing the amount that will be redeemed in the future.

(11)	Reserve for reimbursement of deposits

The reserve for reimbursement of deposits which were derecognized as liabilities under certain conditions is provided for the possible losses on the future claims of withdrawal based on the historical reimbursements.

(12)	Reserve for losses on interest payment

The reserve for losses on interest payment is provided for the possible losses on future claims of repayment of interest based on historical interest repayment experience.

(13)	Reserve under the special laws

The reserve under the special laws is a reserve for contingent liabilities and provided for compensation for losses from securities related transactions or derivative transactions, pursuant to Article 46-5 of the Financial Instruments and Exchange Act.

(14)	Translation of foreign currency assets and liabilities

Assets and liabilities of the Company and SMBC denominated in foreign currencies and accounts of SMBC overseas branches are translated into Japanese yen mainly at the exchange rates prevailing at the consolidated balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

Other consolidated subsidiaries’ assets and liabilities denominated in foreign currencies are translated into Japanese yen at the exchange rate prevailing at their respective balance sheet dates.

(15)	Lease transactions
1)	Recognition of income on finance leases

Interest income is allocated each period.

2)	Recognition of income on operating leases

Primarily, lease-related income is recognized on a straight-line basis over the full term of the lease, based on the contractual amount of lease fees per month.

3)	Recognition of income and expenses on installment sales

Primarily, installment-sales-related income and installment-sales-related expenses are recognized on a due-date basis over the full period of the installment sales.

(16)	Hedge accounting
1)	Hedging against interest rate changes

As for hedge accounting method applied to hedging transactions for interest rate risk arising from financial assets and liabilities, SMBC applied deferred hedge accounting.

SMBC applies deferred hedge accounting stipulated in “Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 24) to portfolio hedges on groups of large-volume, small-value monetary claims and debts.

As for portfolio hedges to offset market fluctuation, SMBC assesses the effectiveness of such hedges by classifying the hedged items (such as deposits and loans) and the hedging instruments (such as interest rate swaps) by their maturity. As for the portfolio hedges to fix cash flows, SMBC assesses the effectiveness of such hedges by verifying the correlation between the hedged items and the hedging instruments.

As for the individual hedges, SMBC also assesses the effectiveness of such individual hedges.

As a result of the application of JICPA Industry Audit Committee Report No. 24, SMBC discontinued the application of hedge accounting or applied fair value hedge accounting to a portion of the hedging instruments using “macro hedge,” which had been applied in order to manage interest rate risk arising from large-volume transactions in loans, deposits and other interest-earning assets and interest-bearing liabilities as a whole using derivatives pursuant to “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (JICPA Industry Audit Committee Report No. 15). The deferred hedge losses and gains related to such a portion of hedging instruments are charged to “Interest income” or “Interest expenses” over a 12-year period (maximum) according to their maturity from the fiscal year ended March 31, 2004. At the fiscal year-end, gross amounts of deferred hedge losses and gains on “macro hedge” (before deducting tax effect) were 999 million yen and 960 million yen, respectively.

2)	Hedging against currency fluctuations

SMBC applies deferred hedge accounting stipulated in “Treatment of Accounting and Auditing Concerning Accounting for Foreign Currency Transactions in Banking Industry” (JICPA Industry Audit Committee Report No. 25) to currency swap and foreign exchange swap transactions executed for the purpose of lending or borrowing funds in different currencies.

Pursuant to JICPA Industry Audit Committee Report No. 25, SMBC assesses the effectiveness of currency swap and foreign exchange swap transactions executed for the purpose of offsetting the risk of changes in currency exchange rates by verifying that there are foreign-currency monetary claims and debts corresponding to the foreign-currency positions.

In order to hedge risk arising from volatility of exchange rates for stocks of subsidiaries and affiliates and other securities (excluding bonds) denominated in foreign currencies, SMBC applies deferred hedge accounting or fair value hedge accounting, on the conditions that the hedged securities are designated in advance and that sufficient on-balance (actual) or off-balance (forward) liability exposure exists to cover the cost of the hedged securities denominated in the same foreign currencies.

3)	Hedging against share price fluctuations

SMBC applies fair value hedge accounting to individual hedges offsetting the price fluctuation of the shares that are classified under other securities, and that are held for the purpose of strategic investment, and accordingly evaluates the effectiveness of such individual hedges.

4)	Transactions between consolidated subsidiaries

As for derivative transactions between consolidated subsidiaries or internal transactions between trading accounts and other accounts (or among internal sections), SMBC manages the interest rate swaps and currency swaps that are designated as hedging instruments in accordance with the strict criteria for external transactions stipulated in JICPA Industry Audit Committee Report No. 24 and No. 25. Therefore, SMBC accounts for gains or losses that arise from interest rate swaps and currency swaps in its earnings or defers them, rather than eliminating them.

Certain other consolidated subsidiaries apply the deferred hedge accounting or fair value hedge accounting or the special treatment for interest rate swaps. A consolidated domestic subsidiary (a leasing company) partly applies the accounting method that is permitted by “Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Leasing Industry” (JICPA Industry Audit Committee Report No. 19).

(17)	Amortization of goodwill

Goodwill on SMBC Friend Securities Co., Ltd., Sumitomo Mitsui Finance and Leasing Company, Limited, Nikko Cordial Securities Inc., Kansai Urban Banking Corporation and Cedyna Financial Corporation is amortized using the straight-line method over 20 years. Goodwill on other companies is charged or credited to income directly when incurred.

(18)	Consumption taxes

National and local consumption taxes of the Company and its consolidated domestic subsidiaries are accounted for using the tax-excluded method.

<Application of New Accounting Standards>

1.	Accounting Standard for Asset Retirement Obligations

“Accounting Standard for Asset Retirement Obligations” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 18, issued on March 31, 2008) and “Guidance on Accounting Standard for Asset Retirement Obligations” (ASBJ Guidance No.21, issued on March 31, 2008) became effective for fiscal years beginning on or after April 1, 2010. Accordingly, “Ordinary profit” and “Income before income taxes and minority interests” decreased by 919 million yen and 4,215 million yen, respectively, compared with the previous accounting method.

2.	Accounting Standard for Business Combinations

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21, revised on December 26, 2008), “Accounting Standard for Consolidated Financial Statements” (ASBJ Statement No. 22, issued on December 26, 2008), “Partial amendments to Accounting Standard for Research and Development Costs” (ASBJ Statement No. 23, issued on December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, revised on December 26, 2008), “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, announced on December 26, 2008) and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised on December 26, 2008) became effective for fiscal years beginning on or after April 1, 2010, and the Company has applied them from the current fiscal year.

<Changes in Presentation>

1.	Consolidated balance sheet

“Other liabilities” as of March 31, 2010, included “Reserve for point service program” of 14,091 million yen and “Reserve for losses on interest repayment” of 9,735 million yen. From the fiscal year ended March 31, 2011, they are presented individually because the amounts have become significant.

2.	Consolidated balance sheet and consolidated statement of changes in net assets

“Accounting Standard for Presentation of Comprehensive Income” (ASBJ Statement No. 25, issued on June 30, 2010) became effective for consolidated financial statements for the fiscal years ending on or after March 31, 2011. Accordingly, the Company has applied this standard and presents “Valuation and transaction adjustments” and “Total valuation and transaction adjustments” as of and for the fiscal year ended March 31, 2010 as “Accumulated other comprehensive income” and “Total accumulated other comprehensive income” as of and for the fiscal year ended March 31, 2011, respectively.

3.	Consolidated statement of income

The Company presents “Income before minority interests” on the consolidated statement of income from the fiscal year ended March 31, 2011 because “Cabinet Office Ordinance of Partial Amendment to Regulation for Terminology, Forms and Preparation of Financial Statements” (Cabinet Office Ordinance No. 5, March 24, 2009) based on “Accounting Standard for Consolidated Financial Statements”(ASBJ Statement No. 22, issued on December 26, 2008) became effective for fiscal years beginning on or after April 1, 2010.

<Additional Information>

Accounting Standard for Equity Method of Accounting for Investments

The Company has applied “Accounting Standard for Equity Method of Accounting for Investments” (ASBJ Statement No. 16, announced on March 10, 2008) and “Practical Solution on Unification of Accounting Policies Applied to Associates Accounted for Using the Equity Method” (ASBJ Practical Issues Task Force No. 24, issued on March 10, 2008) because they became effective for the fiscal years beginning on or after April 1, 2010. This accounting change has no impact on the consolidated financial statements.

<Notes to Consolidated Balance Sheet>

1.

Classifications of assets and liabilities in the consolidated balance sheet conform to the provisions of Ordinance for the Enforcement of the Banking Act (Ordinance of the Ministry of Finance No. 10 of 1982).

2.	Amounts of less than one million yen have been omitted.
3.

Japanese government bonds as a sub-account of Securities and trading securities as a sub-account of Trading assets include 50,935 million yen of unsecured loan securities for which borrowers have the right to sell or pledge.

As for the unsecured borrowed securities for which consolidated subsidiaries have the right to sell or pledge and the securities which consolidated subsidiaries purchased under resale agreements and borrowed with cash collateral, that are permitted to be sold or pledged without restrictions, 3,032,285 million yen of securities are pledged, and 232,420 million yen of securities are held in hand as of the consolidated balance sheet date.

4.	Bankrupt loans and Non-accrual loans were 90,777 million yen and 1,031,828 million yen, respectively.

“Bankrupt loans” are loans, after write-off, to legally bankrupt borrowers as defined in Article 96-1-3 and 96-1-4 of “Order for Enforcement of the Corporation Tax Act” (Cabinet Order No. 97 of 1965) and on which accrued interest income is not recognized as there is substantial doubt about the ultimate collectability of either principal or interest because they are past due for a considerable period of time or for other reasons.

“Non-accrual loans” are loans on which accrued interest income is not recognized, excluding “Bankrupt loans” and loans on which interest payments are deferred in order to support the borrowers’ recovery from financial difficulties.

5.	Past due loans (3 months or more) totaled 25,438 million yen.

“Past due loans (3 months or more)” are loans on which the principal or interest is past due for three months or more, excluding “Bankrupt loans” and “Non-accrual loans.”

6.	Restructured loans totaled 498,323 million yen.

“Restructure loans” are loans on which terms and conditions have been amended in favor of the borrowers (e.g. reduction of the original interest rate, deferral of interest payments, extension of principal repayments or debt forgiveness) in order to support the borrower’s recovery from financial difficulties, excluding “Bankrupt loans,” “Non-accrual loans” and “Past due loans (3 months or more).”

7.	The total amount of Bankrupt loans, Non-accrual loans, Past due loans (3 months or more) and Restructured loans was 1,646,369 million yen.

The amounts of loans presented in Notes 4 through 7 above are the amounts before deduction of reserve for possible loans losses.

8.

Bills discounted are accounted for as financial transactions in accordance with JICPA Industry Audit Committee Report No. 24. The Company’s banking subsidiaries have rights to sell or pledge bank acceptance bought, commercial bills discounted, documentary bills and foreign exchanges bought without restrictions. The total face value was 667,310 million yen.

9.	Assets pledged as collateral were as follows:

Unit: millions of yen
Assets pledged as collateral
Cash and due from banks	2,859
Call loans and bills bought	327,259
Monetary claims bought	1,926
Trading assets	2,565,106
Securities	8,586,487
Loans and bills discounted	2,149,928
Lease receivables and investment assets	10,436
Tangible fixed assets	15,019
Other assets (installment account receivable, etc.)	5,102
Liabilities corresponding to assets pledged as collateral
Deposits	26,053
Call money and bills sold	955,000
Payables under repurchase agreements	726,365
Payables under securities lending transactions	5,078,535
Trading liabilities	356,577
Borrowed money	5,119,245
Other liabilities	11,140
Acceptances and guarantees	110,568

In addition, Cash and due from banks of 32,987 million yen, Trading assets of 177,403 million yen and Securities of 20,790,338 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes.

Other assets include surety deposits and intangible of 119,299 million yen, variation margins of futures markets of 18,029 million yen, and other variation margins of 84,382 million yen.

10.

Commitment line contracts on overdrafts and loans are agreements to lend to customers, up to a prescribed amount, as long as there is no violation of any condition established in the contracts. The amount of unused commitments was 45,842,366 million yen and the amount of unused commitments whose original contract terms are within one year or unconditionally cancelable at any time was 39,563,617 million yen.

Since many of these commitments are expected to expire without being drawn upon, the total amount of unused commitments does not necessarily represent actual future cash flow requirements. Many of these commitments include clauses under which SMBC and other consolidated subsidiaries can reject an application from customers or reduce the contract amounts in the event that economic conditions change, SMBC and other consolidated subsidiaries need to secure claims, or other events occur. In addition, SMBC and other consolidated subsidiaries may request the customers to pledge collateral such as premises and securities at the time of the contracts, and take necessary measures such as monitoring customers’ financial positions, revising contracts when such need arises and securing claims after contracts are made.

11.

SMBC and another consolidated subsidiary revaluated their own land for business activities in accordance with “Act on Revaluation of Land” (the “Act”) (Act No. 34, effective March 31, 1998) and “Act for Partial Revision of Act on Revaluation of Land” (Act No. 19, effective March 31, 2001). The income taxes corresponding to the net unrealized gains are reported in “Liabilities” as “Deferred tax liabilities for land revaluation,” and the net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

A certain affiliate also revaluated its own land for business activities in accordance with the Act. The net unrealized gains, net of deferred taxes, are reported as “Land revaluation excess” in “Net assets.”

Date of revaluation

SMBC:

March 31, 1998 and March 31, 2002

Another consolidated subsidiary and an affiliate:

March 31, 1999 and March 31, 2002

Method of revaluation (stipulated in Article 3-3 of the Act)

SMBC:

Fair values were determined by applying appropriate adjustments for land shape and timing of appraisal to the values stipulated in Article 2-3, 2-4 or 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

Another consolidated subsidiary and an affiliate:

Fair values were determined based on the values stipulated in Article 2-3 and 2-5 of “Order for Enforcement of Act on Revaluation of Land” (Cabinet Order No. 119 of March 31, 1998).

12.	Accumulated depreciation on tangible fixed assets amounted to 717,073 million yen.
13.	Deferred gain on fixed assets deductible for tax purposes amounted to 66,443 million yen.
14.	The balance of subordinated debt included in “Borrowed money” was 371,232 million yen.
15.	The balance of subordinated bonds included in “Bonds” was 2,160,616 million yen.
16.	The amount guaranteed by banking subsidiaries to privately-placed bonds (stipulated by Article 2-3 of Financial Instruments and Exchange Act) in “Securities” was 1,969,902 million yen.
17.	Net assets per share: 3,533.47 yen
18.	Stock options
(1)	Amount of stock options to be expensed in the fiscal year
General and administrative expenses 180 million yen
(2)	Outline of stock options and changes
1)	The Company

a. Outline of stock options

Date of resolution	June 27, 2002	July 28, 2010
Title and number of grantees	Directors and employees of the Company and SMBC 677	Directors of the Company 8 Corporate Auditors of the Company 3 Executive Officers of the Company 2 Directors, Corporate Auditors and Executive Officers of SMBC 69
Number of stock options (Note 1)	Common shares 162,000 (Note 2)	Common shares 102,600
Grant date	August 30, 2002	August 13, 2010
Condition for vesting	N.A.	Stock acquisition right holders may exercise stock acquisition rights from the day when they are relieved of their positions either as a Director, Corporate Auditor or Executive Officer of the Company and SMBC.
Requisite service period	N.A.	From June 29, 2010 to the closing of the Ordinary General Meeting of Shareholders of the Company for the fiscal year ended March 31, 2011
Exercise period	June 28, 2004 to June 27, 2012	August 13, 2010 to August 12, 2040

(Notes)

1.	Number of stock options have been converted and stated as number of shares.
2.	Number of stock options is reported in consideration of the 100-for-1 stock split implemented on January 4, 2009.

b. Stock options granted and changes

Number of stock options (Note)

Date of resolution	June 27, 2002	July 28, 2010
Before vested
Previous fiscal year-end	—	—
Granted	—	102,600
Forfeited	—	—
Vested	—	—
Outstanding	—	102,600
After vested
Previous fiscal year-end	108,100	—
Vested	—	—
Exercised	—	—
Forfeited	—	—
Exercisable	108,100	—

    (Note) Number of stock options have been converted and stated as number of shares.

Price Information

Date of resolution	June 27, 2002	July 28, 2010
Exercise price (yen)	6,649	1
Average exercise price (yen)	—	—
Fair value at the grant date (yen)	—	2,215

c. Valuation technique used for valuating fair value of stock options

Stock options granted in the fiscal year were valuated using the following valuation technique.

(i)	Valuation technique: Black-Scholes option-pricing model
(ii)	Principal parameters used in the option-pricing model

Date of resolution	July 28, 2010
Expected volatility (Note 1)	51.44%
Average expected life (Note 2)	4 years
Expected dividends (Note 3)	100 yen per share
Risk-free interest rate (Note 4)	0.23%

     (Notes)

1.	Calculated based on the actual stock prices during 4 years from August 14, 2006 to August 13, 2010.
2.

The average expected life could not be estimated rationally due to insufficient amount of data. Therefore, it was estimated based on average assumption periods of directors of the Company and consolidated subsidiaries.

3.	Expected dividends are based on the actual dividends on common stock for the fiscal year ended March 31, 2011.
4.	Japanese government bond yield corresponding to the average expected life.

d. Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

2)	A consolidated subsidiary, Kansai Urban Banking Corporation

a. Outline of stock options

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Title and number of grantees	Directors and employees 45	Directors and employees 44	Directors and employees 65	Directors and employees 174
Number of stock options (shares) (Note)	Common shares 238,000	Common shares 234,000	Common shares 306,000	Common shares 399,000
Grant date	July 31, 2001	July 31, 2002	July 31, 2003	July 30, 2004
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 29, 2003 to June 28, 2011	June 28, 2004 to June 27, 2012	June 28, 2005 to June 27, 2013	June 30, 2006 to June 29, 2014

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Title and number of grantees	Directors and employees 183	Directors 9	Officers not doubling as directors 14, Employees 46	Directors 10
Number of stock options (shares) (Note)	Common shares 464,000	Common shares 162,000	Common shares 115,000	Common shares 174,000
Grant date	July 29, 2005	July 31, 2006	July 31, 2006	July 31, 2007
Condition for vesting	N.A.	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.	N.A.
Exercise period	June 30, 2007 to June 29, 2015	June 30, 2008 to June 29, 2016	June 30, 2008 to June 29, 2016	June 29, 2009 to June 28, 2017

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Title and number of grantees	Officers not doubling as directors 14, Employees 48	Directors 9, Officers not doubling as directors 16, Employees 45	Directors 11, Officers not doubling as directors 14, Employees 57
Number of stock options (shares) (Note)	Common shares 112,000	Common shares 289,000	Common shares 350,000
Grant date	July 31, 2007	July 31, 2008	July 31, 2009
Condition for vesting	N.A.	N.A.	N.A.
Requisite service period	N.A.	N.A.	N.A.
Exercise period	June 29, 2009 to June 28, 2017	June 28, 2010 to June 27, 2018	June 27, 2011 to June 26, 2019

(Note) Number of stock options have been converted and stated as number of shares.

b. Stock options granted and changes

   Number of stock options (Note)

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	104,000	138,000	222,000	325,000
Vested	—	—	—	—
Exercised	—	12,000	—	—
Forfeited	10,000	—	12,000	23,000
Exercisable	94,000	126,000	210,000	302,000

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Before vested (shares)
Previous fiscal year-end	—	—	—	—
Granted	—	—	—	—
Forfeited	—	—	—	—
Vested	—	—	—	—
Outstanding	—	—	—	—
After vested (shares)
Previous fiscal year-end	451,000	162,000	115,000	174,000
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	20,000	—	—	—
Exercisable	431,000	162,000	115,000	174,000

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Before vested (shares)
Previous fiscal year-end	—	289,000	350,000
Granted	—	—	—
Forfeited	—	—	—
Vested	—	289,000	—
Outstanding	—	—	350,000
After vested (shares)
Previous fiscal year-end	112,000	—	—
Vested	—	289,000	—
Exercised	—	—	—
Forfeited	—	—	—
Exercisable	112,000	289,000	—

             (Note) Number of stock options have been converted and stated as number of shares.

    Price information

Date of resolution	June 28, 2001	June 27, 2002	June 27, 2003	June 29, 2004
Exercise price (yen)	155	131	179	202
Average exercise price (yen)	—	144	—	—
Fair value at the grant date (yen)	—	—	—	—

Date of resolution	June 29, 2005	June 29, 2006	June 29, 2006	June 28, 2007
Exercise price (yen)	313	490	490	461
Average exercise price (yen)	—	—	—	—
Fair value at the grant date (yen)	—	138	138	96

Date of resolution	June 28, 2007	June 27, 2008	June 26, 2009
Exercise price (yen)	461	302	193
Average exercise price (yen)	—	—	—
Fair value at the grant date (yen)	96	37	51

c.	Method of estimating number of stock options vested

Only the actual number of forfeited stock options is reflected because it is difficult to rationally estimate the actual number of stock options that will be forfeited in the future.

19.	Business combination through acquisition

Cedyna Financial Corporation consolidated as a subsidiary through a third-party allotment of new shares SMFG Card & Credit, Inc. (“FGCC”), a wholly-owned subsidiary of the Company, subscribed all the new shares issued by way of a third-party allotment by Cedyna Financial Corporation (“Cedyna”), an equity method affiliate of the Company, on May 31, 2010. Cedyna became a consolidated subsidiary of the Company. The outline of the business combination is as follows:

(1)	Outline of the business combination
1)	Name of the acquired company and its business

Cedyna (Credit Card Services)

2)	Main Reasons for the business combination

FGCC subscribed new shares issued by way of a third-party allotment by Cedyna and made Cedyna a consolidated subsidiary of the Company in order to accelerate and ensure Cedyna’s management restructuring including its investments in new businesses and systems developments to increase the corporate value as well as its cost restructuring, to further clarify the positioning of Cedyna as a core business entity, together with Sumitomo Mitsui Card Company, Limited of the Group’s credit card services and further to enhance Cedyna’s capital base.

3)	Date of the business combination

May 31, 2010

4)	Legal form of the business combination

Consolidated as a subsidiary through a third-party allotment of new shares

5)	Name of the controlling entity after the business combination

Sumitomo Mitsui Financial Group, Inc.

6)	Percentage share of voting rights the Company has acquired

Percentage share of voting rights owned
before business combination	48%
Percentage share of voting rights additionally
acquired at the date of business combination	21%
Percentage share of voting rights after acquisition	69%
7)	Main reason for deciding to acquire the company

It is because the Company acquired a majority of voting rights of Cedyna and consolidated it as a subsidiary.

(2)	Period of the acquired company’s financial results included in the consolidated statement of income

From April 1, 2010 to March 31, 2011

Note that as the deemed acquisition date is June 30, 2010, gain or loss related to the acquired company for the period from April 1, 2010 to June 30, 2010 is presented as gain or loss from investments by the equity method in the consolidated statement of income.

(3)	Acquisition cost of the acquired company

Unit: millions of yen
Fair value of common stock of Cedyna owned before business combination	35,901
Fair value of common stock of Cedyna additionally acquired at the date of business combination	49,999
Expenses directly required for acquisition	203
Acquisition cost of the acquired company	86,104
(4)	Difference between acquisition cost of the acquired company and total acquisition cost of individual transactions leading to acquisition

Unit: millions of yen
Acquisition cost of the acquired company	86,104
Total acquisition cost of individual transactions leading to acquisition	74,437
Difference (gains on step acquisition)	11,667
(5)	Goodwill
1)	Amount of goodwill 9,671 million yen
2)	Reason for recognizing goodwill

The Company accounted for the difference between the acquisition cost and the equivalent amount of the Company’s interests in Cedyna as goodwill.

3)	Method and term to amortize goodwill

Straight-line method over 20 years

(6)	Amounts of assets and liabilities acquired on the day of the business combination
1)	Assets

Total assets	2,631,525 million yen
Loans	438,497 million yen
Other assets	803,639 million yen
Customers’ liabilities for acceptances and guarantees	1,124,290 million yen
2)	Liabilities

Total liabilities	2,520,313 million yen
Borrowed money	989,790 million yen
Acceptances and guarantees	1,124,290 million yen
(7)

Approximate amounts of impact on the consolidated statement of income for the fiscal year ended March 31, 2011, assuming that the business combination had been completed on the commencement date of the fiscal year

1)

The difference between ordinary income and other income data estimated, assuming that the business combination had been completed on the commencement date of the fiscal year and the actual ordinary income and other income data that are recorded in the consolidated statement of income are as follows:

Ordinary income	213,686 million yen
Ordinary profit	(5,584) million yen
Net income	(2,257) million yen

(Note) Ordinary income is presented as counterparts of sales of companies in other industries.

2)	Calculation method of the approximate amounts and material assumptions

The approximate amounts were calculated retroactively to the commencement date of the fiscal year based on the amounts stated in Cedyna and its consolidated subsidiaries’ statement of income for the period from April 1, 2010 to June 30, 2010, including the amount of amortization of goodwill for the same period and are different from results of operation if the business combination had been completed on the commencement date of the fiscal year.

The information mentioned above has not been audited by KPMG AZSA LLC.

20.	Acquisition and cancellation of preferred stock

The Company resolved, at a meeting of the Board of Directors held on February 28, 2011, to acquire its First Series Type 6 Preferred Stock, in accordance with the provisions of Article 18 of the Articles of Incorporation of the Company and to cancel its First Series Type 6 Preferred Stock in accordance with the provisions of Article 178 of the Companies Act, as described below. According to the resolution, the Company acquired and cancelled its First Series Type 6 Preferred Stock on April 1, 2011. Capital surplus was reduced by the cancellation.

(1) Class of shares to be acquired and cancelled:	First Series Type 6 Preferred Stock
(2) Total number of shares to be acquired and cancelled:	70,001 shares
(3) Total amount of acquisition:	210,003,000,000 yen

21.	Transactions under common control

Making Cedyna Financial Corporation a wholly-owned subsidiary

SMFG Card & Credit, Inc. (“FGCC”) made Cedyna Financial Corporation (“Cedyna”) a wholly-owned subsidiary by a share exchange with an effective date of May 1, 2011 (the “Share Exchange”). The outline of transactions under common controls is as follows:

(1)	Outline of the transactions
1)	Name and business of combined entities

- Acquisition company: FGCC (Management of subsidiaries and affiliates)

- Acquired company: Cedyna (Credit card services)

2)	Date of business combination

May 1, 2011

3)	Form of reorganization

Exchange of shares

4)	Name of the entity after the reorganization

Sumitomo Mitsui Financial Group, Inc.

5)	Outline and purpose of the transaction

The Company and FGCC decided that they needed to establish a system which allowed more timely and flexible decision-making in order to take various measures to “establish the number one credit card business entity in Japan.” Therefore, the Company made Cedyna a wholly-owned subsidiary of FGCC.

(2)	Share exchange ratio, its basis for determination, number of shares delivered
1)	Type of shares and share exchange ratio

Common shares

The Company 1: Cedyna 0.06

(Note) 0.06 shares of the Company common stock was allotted and delivered per share of Cedyna common stock.

2)	Basis for determination of share exchange ratio

Nikko Cordial Securities Inc. and Nomura Securities Co., Ltd. were appointed by FGCC and Cedyna, respectively, as third party valuation institutions in order to ensure the fairness and appropriateness in determining the share exchange ratio for the Share Exchange. FGCC and Cedyna engaged in negotiations and discussions with reference to the share exchange ratio analysis provided by the above third party valuation institutions and with consideration for the Company’s and Cedyna’s financial conditions, performance trends and stock price movements. As a result, FGCC and Cedyna each determined that the share exchange ratio set forth in 1) above was beneficial to the shareholders of both the Company and Cedyna, and the Company, FGCC and Cedyna agreed and decided.

3)	Number of shares delivered

14,704 thousand common shares of the Company (Scheduled)

<Notes to Consolidated Statement of Income>

1.	Classifications of income and expenses in the consolidated statement of income conform to the provisions of “Enforcement Ordinance of the Banking Act” (1982 Ministry of Finance Ordinance No. 10).
2.	Amounts of less than one million yen have been omitted.
3.	“Other income” included gains on sales of stocks and other securities of 27,523 million yen.
4.

“Other expenses” included write-off of loans of 156,571 million yen, losses on devaluation of stocks and other securities of 114,921 million yen, provision for reserve for losses on interest repayment of 14,530 million yen and equity in losses of affiliates of 13,319 million yen.

5.	“Other extraordinary gains” represented gains on step acquisitions of 12,655 million yen.
6.	“Other extraordinary losses” represented the influence amount 3,552 million yen as a result of the application of “Accounting Standard for Asset Retirement Obligations.”
7.

The difference between the recoverable amount and the book value of the following assets is recognized as “Losses on impairment of fixed assets” and included in “Extraordinary losses” in the fiscal year.

Unit: millions of yen

Area	Purpose of use		Type	Impairment loss
Tokyo metropolitan area	Corporate assets	5 items	Land and buildings, etc.	254
	Idle assets	39 items		1,070
	Others	4 items		461
Kinki area	Branches	4 branches	Land and buildings, etc.	69
	Idle assets	42 items		3,542
Others	Idle assets	5 items	Land and buildings, etc.	13

At SMBC, a branch, which continuously manages and determines its income and expenses, is the smallest unit of asset group for recognition and measurement of impairment loss of fixed assets. Assets such as corporate headquarters facilities, training facilities, data and system centers, and health and recreational facilities which do not produce cash flows that can be attributed to individual assets are treated as corporate assets. As for idle assets, impairment loss is measured individually. At the Company and other consolidated subsidiaries, a branch or other group is the smallest asset grouping unit as well.

In the fiscal year, SMBC and other subsidiaries reduced the carrying amounts of long-lived assets of which investments are not expected to be fully recovered to their recoverable amounts, and recognized the losses as “Losses on impairment of fixed assets,” which is included in “Extraordinary losses.” SMBC reduced the carrying amounts of corporate assets and idle assets, and other consolidated subsidiaries reduced the carrying amounts of their branches, corporate assets, and idle assets.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

8.	Net income per share: 336.85 yen

<Notes to Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of shares issued and treasury shares are as follows:

Unit: shares

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Shares issued
Common stock	1,414,055,625	—	—	1,414,055,625
Preferred stock (1st series type 6)	70,001	—	—	70,001
Total	1,414,125,626	—	—	1,414,125,626
Treasury shares
Common stock	17,070,100	15,516,991	5,177	32,581,914	(Note)
Total	17,070,100	15,516,991	5,177	32,581,914

(Note)

Increase in number of treasury common shares issued

-	37,591 shares due to purchase of fractional shares
-

15,479,400 shares due to acquisition of the Company shares by SMFG Card & Credit, Inc., a wholly-owned subsidiary of the Company, in connection with making Cedyna Financial Corporation a wholly-owned subsidiary of SMFG Card & Credit through the share exchange

Decrease in number of treasury common shares issued

-	5,177 shares due to sale of fractional shares

3.   Information on stock acquisition rights

	Detail of stock acquisition rights	Type of shares	Number of shares				Balance as of the fiscal year-end (millions of yen)
			Previous fiscal year-end	Increase in the fiscal year	Decrease in the fiscal year	Fiscal year-end
The Company	Stock acquisition rights as stock options						170
Consolidated subsidiaries							91
Total							262

4.  Information on dividends:

(1)  Dividends paid in the fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Cash dividends per share (yen)	Record date	Effective date
Ordinary	Common stock	77,567	55	March 31, 2010	June 29, 2010
General Meeting of Shareholders held on June 29, 2010	Preferred stock (1st series type 6)	3,097	44,250	March 31, 2010	June 29, 2010
Meeting of the Board of	Common stock	70,515	50	September 30, 2010	December 3, 2010
Directors held on November 12, 2010	Preferred stock (1st series type 6)	3,097	44,250	September 30, 2010	December 3, 2010

(2) Dividends to be paid in the next fiscal year

Date of resolution	Type of shares	Cash dividends (millions of yen)	Source of dividends	Cash dividends per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders to be held on June 29, 2011	Common stock	70,514	Retained earnings	50	March 31, 2011	June 29, 2011
	Preferred stock (1st series type 6)	3,097	Retained earnings	44,250	March 31, 2011	June 29, 2011

<Notes on Financial Instruments>

1.	Status of financial instruments
(1)	Policies on financial instruments

The Group conducts banking and other financial services such as securities, leasing, credit card, asset management and venture capital. Its banking business include deposit taking, lending, securities trading and investment, remittance, foreign exchange, custody of funds and other assets related to financial futures transactions, bond subscription agent, trust business, over-the-counter sales of securities investment trusts and insurance products, and securities intermediation.

These services entail holding of financial assets such as loans and bills discounted, bonds, and stocks. Meanwhile, the Group raises funds through deposit taking, borrowing, bond offering, etc. Furthermore, it undertakes derivative transactions to meet customers’ hedging needs, to control market risk associated with deposit taking and lending (“ALM purposes”), and to make profit on short-term fluctuations in interest rates, foreign exchange rates, etc. (“trading purposes”).

(2)	Details of financial instruments and associated risks
1)	Financial assets

The main financial assets held by the Group include loans to foreign and domestic companies and domestic individuals, and securities such as bonds (government and corporate bonds) and stocks (foreign and domestic stocks), etc. Bonds such as government bonds are held for both trading and ALM purposes, and certain bonds are held as held-to-maturity securities. Stocks are held mainly for strategic purposes. These assets expose the Group to credit risk, market risk and liquidity risk. Credit risk is the risk of loss arising from nonperformance of obligations by the borrower or issuer due to factors such as deterioration in the borrower’s/issuer’s financial conditions. Market risk is the risk stemming from fluctuations in interest rates, exchange rates, or share prices. Liquidity risk is the risk arising from difficulty executing transactions in desired quantities at appropriate prices due to low market liquidity. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

2)	Financial liabilities

Financial liabilities of the Group include borrowed money and bonds, etc. in addition to deposits. Deposits mainly comprise deposits of domestic and foreign companies and domestic individuals. Borrowed money and bonds include subordinated debt and subordinated bonds. Also, financial liabilities, like financial assets, expose the Group to not only market risk but also funding liquidity risk: the risk of the Group not being able to raise funds due to market turmoil, deterioration in the Group’s creditworthiness or other factors. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

3)	Derivative transactions

Derivatives handled by the Group include foreign exchange futures; futures, forwards, swaps and options related to interest rates, currencies, equities, bonds and commodities; and credit and weather derivatives.

Major risks associated with derivatives include market risk, liquidity risk, and credit risk arising from nonperformance of contractual obligations due to deterioration in the counterparty’s financial conditions. These risks are properly monitored and managed based on “(3) Risk management framework for financial instruments” below.

Hedge accounting is applied to derivative transactions executed for ALM purposes, as necessary. Hedging instruments, hedged items, hedging policy and the method to assess the effectiveness of hedging are described in <Significant Accounting Policies for Consolidated Financial Statements>, 4. Accounting policies, (16) Hedge accounting.

(3)	Risk management framework for financial instruments

The fundamental matters on risk management for the entire Group are set forth in “Risk Management Regulations.” The Company’s Management Committee establishes the basic risk management policy for the entire Group, based on the regulations, which is then approved by the Board of Directors. Each Group company has a risk management system based on the basic policy. The Corporate Risk Management Department, which, together with the Corporate Planning Department, controls risk management across the Group by monitoring the development and implementation of each Group company’s risk management system, and gives appropriate guidance as needed. Under this framework, the Company comprehensively and systematically manages risks on a Group basis.

1)	Management of credit risk

The Company has established fundamental principles on credit risk management to thoroughly manage the credit risk of the entire Group. Each group company conducts integrated management of credit risk according to its operational characteristics, and the credit risk inherent in the entire portfolio as well as the risk in individual credits are managed quantitatively and continuously.

a.	Credit risk management system

At SMBC, the Company’s major consolidated subsidiary, basic policies on credit risk management and other significant matters require the resolution of the bank’s Management Committee and the approval of the bank’s Board of Directors.

The Credit & Investment Planning Dept of the Risk Management Unit is responsible for the comprehensive management of credit risk. This department establishes, revises or abolishes credit policies, the internal rating system, credit authority regulations, credit application regulations, and manages non-performing loans and other aspects of credit portfolio management. The department also controls the total credit risk of the entire bank by quantifying credit risk (i.e. calculating risk capital and risk-weighted assets) in cooperation with the Corporate Risk Management Department. The department also monitors risk situations and regularly reports to the Management Committee and the Board of Directors.

Moreover, the Credit Portfolio Management Dept. within the Credit & Investment Planning Dept works to stabilize the bank’s overall credit portfolio through market transactions such as loan securitization. In the Corporate Services Unit, the Corporate Research Dept. analyzes industries as well as investigates the borrower’s business situation to detect early signs of problems. The Credit Administration Dept. is responsible for formulating and implementing measures to reduce the bank’s exposures mainly to borrowers classified as potentially bankrupt or lower.

The Credit Departments of Consumer Banking Unit, Middle Market Banking Unit and other business units play a central role in credit screening and managing their units’ credit portfolios. Each business unit establishes its credit limits based on the baseline amounts for each borrower grading category. Borrowers or loans perceived to have high credit risk undergo intensive evaluation and administration by the unit’s Credit Department.

Moreover, the Credit Risk Committee, a consultative body straddling the business units, rounds out the bank’s oversight system for undertaking flexible and efficient control of credit risk and ensuring the overall soundness of the bank’s loan operations.

In addition to these, the Internal Audit Unit, operating independently of the business units, audits asset quality, grading accuracy, self-assessment, and appropriateness of credit risk management system, and reports the results directly to the Board of Directors and the Management Committee.

b.	Method of credit risk management

SMBC properly manages the credit risk inherent in individual loans and the entire portfolio by assessing and quantifying the credit risk of each borrower/loan using the internal rating system. In addition to management of individual loans through credit screening and monitoring, it manages the credit portfolio as described below in order to secure and improve the credit portfolio’s soundness and medium-term profitability.

- Appropriate risk-taking within the scope of capital

To limit credit risks to a permissible level relative to capital, “credit risk capital limit” has been established for internal control purposes. Under this limit, a general guideline and designated guidelines for real estate finance, investment in funds and securitization products, etc. are set for each business unit. Regular monitoring is conducted to ensure that these guidelines are being followed.

- Controlling concentration risk

Concentration of risk in specific borrowers/industries/countries could severely reduce a bank’s capital should it materialize. SMBC therefore implements measures to prevent concentration of credit risk in specific industries, and control large exposures to individual borrowers by setting guidelines for maximum loan amounts and conducting thorough loan reviews. To manage country risk, SMBC also has credit limit guidelines based on each country’s creditworthiness.

- Greater understanding of actual corporate conditions and balancing returns and risks

SMBC runs credit operations on the basic principle of thoroughly understanding actual corporate conditions and gaining profit commensurate with the level of credit risk entailed, and makes every effort to improve profit at after-cost (credit cost, capital cost and overhead) level.

- Reduction and prevention non-performing loans

On non-performing loans and potential non-performing loans, SMBC carries out loan reviews to clarify credit policies and action plans, enabling it to swiftly implement measures to prevent deterioration of borrowers’ business situations, support business recoveries, collect on loans, and enhance loan security.

- Approaches to active portfolio management

SMBC is committed to agile portfolio management, such as using credit derivatives and selling loan claims, to stabilize its credit portfolio

In regards to financial instruments such as investments in certain funds, securitized products and credit derivatives that indirectly retain risks related to assets such as corporate bonds and loan claims (underlying assets), such instruments entail market and liquidity risks in addition to credit risk, since such instruments are traded on the market. Credit risk management for these instruments involving detailed analysis and evaluation of characteristics of underlying assets is performed while market risk is comprehensively managed within the framework for managing market and liquidity risks.

Moreover, guidelines have been established based on the characteristics of each type of risk.

In regards to credit risk of derivative transactions, the potential exposure based on the market price is regularly calculated and property managed. When the counterparty is a financial institution with whom SMBC frequently conducts derivative transactions, measures such as a close-out netting provision, which provide that offsetting credit exposures between the two parties will be combined into a single net payment from one party to the other in case of bankruptcy or other default event, are implemented to reduce credit risk.

2)	Management of market and liquidity risks

The Company manages market and liquidity risks across the entire Group by setting allowable risk limits; ensuring the transparency of the risk management process; and clearly separating front-office, middle-office, and back-office operations for a highly efficient system of mutual checks and balances.

a.	Market and liquidity risk management systems

At SMBC, important matters such as basic policies for managing market and liquidity risks and risk management framework are determined by the Management Committee and then approved by the Board of Directors. The aforementioned Corporate Risk Management Dept., which is independent of the business units that directly handle business transactions, manages market and liquidity risks in an integrated manner. The department also monitors market and liquidity risk situations and regularly reports to the Management Committee and the Board of Directors.

Furthermore, its cross-departmental “ALM Committee” reports on the state of observance of the bank’s market risk capital and liquidity risk capital limits, and deliberates on administration of ALM policies. It also has a system whereby front-office departments, middle-office departments and back-office departments check each other’s work in order to prevent clerical errors, unauthorized transactions, etc. In addition, its Internal Audit Unit, which is independent of other departments, periodically performs comprehensive internal audits to verify that the risk management framework is properly functioning and reports the audit results to the Management Committee, the Board of Directors and other concerned committees and departments.

b.	Market and liquidity risk management methodology

- Market risk management

SMBC manages market risk by setting maximum loss and VaR (value at risk: maximum potential loss for a given probability) within the market risk capital limit that is set taking into account stockholders’ equity and other factors in accordance with the market transaction policies.

SMBC uses the historical simulation method (a method for estimating the maximum loss by running simulations of changes in profit and loss on market fluctuations scenarios based on historical data) to measure VaR and, based on four years of historical observation, calculates the maximum loss that may occur as a result of market fluctuations in one day with a probability of 1%.

Regarding risks associated with foreign exchange rates, interest rates, equity risk, option prices and other market risk factors, SMBC manages such risks by setting a maximum limit on the indicator suited for each market risk factor such as BPV (basis point value: denotes the change in value of a financial instrument resulting from a 0.01 percentage-point change in the yield).

- Quantitative information on market risks

As of March 31, 2011, total VaR of SMBC and its major consolidated subsidiaries was 48.6 billion yen in the banking book (market operations for generating profit through management of interest rates, terms, and other aspects of assets (loans, bonds, etc.) and liabilities (deposits, etc.)), 6.8 billion yen in the trading book (market operations for generating profit by taking advantage of short-term fluctuations in market values and differences in value among markets) and 114.1 billion yen in the holding of shares (listed shares) for the purpose of strategic investment.

However, it should be noted that these figures are statistical figures that change according to changes in the assumptions and the calculation methods, and may not cover the risk of future market conditions fluctuating drastically compared to market fluctuations of the past.

- Liquidity risk management

At SMBC, funding liquidity risk is managed based on a framework consisting of setting funding gap limits and guidelines, maintaining a system of highly liquid supplementary funding sources, and establishing contingency plans. The bank tries to avoid excessive reliance on short-term funds by managing funding gap limits and guidelines and has established a contingency plan covering emergency action plans such as reducing funding gap limits and guidelines. In addition, to ensure smooth fulfillment of transactions in face of market turmoil, it holds assets such as U.S. treasuries that can be sold immediately and emergency committed lines as supplemental liquidity.

Moreover, to manage the liquidity risk of marketable instruments, derivative transactions, etc., the bank has trading limits for each business office classified by currency, instrument, transaction period, etc. As for financial futures, etc., risks are managed by restricting positions to within a certain percentage of open interest in the entire market.

(4)	Supplementary explanations about matters concerning fair value of financial instruments

Fair values of financial instruments are based on their market prices and, in cases where market prices are not available, reasonably calculated prices. Such prices have been calculated using certain assumptions, and may differ if calculated based on different assumptions.

2.	Fair Value of Financial Instruments
(1)	“Consolidated balance sheet amounts,” “Fair value” and “Net unrealized gains (losses)” of financial instruments as of March 31, 2011 are as follows. The amounts shown in the following table do not include financial instruments (see (3) below) whose fair values are extremely difficult to determine, such as unlisted stocks classified as “other securities,” and stocks of subsidiaries and affiliates.

Unit: millions of yen

	Consolidated balance sheet amounts	Fair value	Net unrealized gains (losses)
1) Cash and due from banks (Note 1)	9,227,272	9,233,629	6,357
2) Call loans and bills bought (Note 1)	850,997	851,482	484
3) Receivables under resale agreements	131,104	131,145	40
4) Receivables under securities borrowing transactions	4,740,410	4,740,410	–
5) Monetary claims bought (Note 1)	1,110,692	1,117,128	6,435
6) Trading assets
Securities classified as trading purposes	3,108,841	3,108,841	–
7) Money held in trust	24,011	24,011	–
8) Securities
Bond classified as held-to-maturity	4,182,273	4,242,131	59,857
Other securities	34,871,036	34,871,036	–
9) Loans and bills discounted	61,348,355
Reserve for possible loan losses (Note 1)	(812,542)
	60,535,813	61,586,792	1,050,978
10) Foreign exchanges (Note 1)	1,072,850	1,076,542	3,692
11) Lease receivables and investment assets (Note 1)	1,719,905	1,816,390	96,485
Total assets	121,575,209	122,799,543	1,224,333

	Consolidated balance sheet amounts	Fair value	Net unrealized gains (losses)
1) Deposits	81,998,940	82,015,066	16,126
2) Negotiable certificates of deposit	8,366,323	8,365,839	(484)
3) Call money and bills sold	2,629,407	2,629,406	(0)
4) Payables under repurchase agreements	726,365	726,365	–
5) Payables under securities lending transactions	5,713,233	5,713,233	–
6) Commercial paper	337,120	337,120	–
7) Trading liabilities
Trading securities sold for short sales	1,623,046	1,623,046	–
8) Borrowed money	10,769,668	10,780,649	10,981
9) Foreign exchanges	256,160	256,160	–
10) Short-term bonds	1,183,198	1,183,198	–
11) Bonds	3,866,095	3,952,658	86,563
12) Due to trust account	216,171	216,171	–
Total liabilities	117,685,729	117,798,915	113,186
Derivative transactions (Note 2)
Hedge accounting not applied	16,149	16,149	–
Hedge accounting applied	357,952	357,952	–
Total	374,101	374,101	–
(Notes) 1.

The amounts do not include general reserve for possible loan losses and specific reserve for possible loan losses. The reserves for possible losses on “Cash and due from banks,” “Call loans and bills bought,” “Monetary claims bought,” “Foreign exchanges,” and “Lease receivables and investment assets” are deducted directly from “Consolidated balance sheet amount” since they are immaterial.

2.

The amounts collectively represent the derivative transactions which are recorded on “Trading assets,” “Trading liabilities,” “Other assets” and “Other liabilities.” Debts and credits arising from derivative transactions are presented on a net basis.

(2)	Fair value calculation methodology for financial instruments

Assets

1) Cash and due from banks, 2) Call loans and bills bought, 3) Receivables under resale agreements, 4) Receivables under securities borrowing transactions, 9) Loans and bills discounted, 10) Foreign exchanges, and 11) Lease receivables and investment assets:

Of these transactions, the book values of dues from banks without maturity and overdrafts with no specified repayment dates are regarded to approximate their fair values; thus, their fair values are their book values.

For short-term transactions with remaining life as of the end of the fiscal year not exceeding six months, their fair values are, in principle, their book value as book values are regarded to approximate fair values.

The fair value of those with a remaining life of more than six months is, in principle, the present value of future cash flows (calculated by discounting future cash flows, estimated taking into account factors such as the borrower’s internal rating and pledged collateral, using a rate comprising of a risk-free interest rate and an overhead ratio). Certain consolidated subsidiaries of the Company calculate the present value by discounting the estimated future cash flows computed based on the contractual interest rate, using a rate comprising a risk-free rate and a credit risk premium.

Regarding claims on bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers, expected losses on such claims are calculated based on either the present value of expected future cash flows or the expected recoverable amount from collateral or guarantees. Since the claims’ balance sheet amounts at the closing date minus the current expected amount of loan losses approximate their fair values, such amounts are regarded as their fair values.

5)	Monetary claims bought:

The fair values of monetary claims bought with market prices, such as beneficial interests in commodities investment trusts, are based on their market prices as of the end of the fiscal year. The fair values of subordinated trust beneficiary interests related to securitized housing loans are based on the assessed value of underlying assets minus the assessed value of senior beneficial interests, etc. The fair values of other transactions are, in principle, are based on prices calculated using methods similar to the methods applied to 9) Loans and bills discounted.

6)	Trading assets:

The fair values of bonds and other securities held for trading purposes are, in principle, based on their market price at the final date of the fiscal year.

7)	Money held in trust:

The fair values of money held in trust are, in principle, based on the market prices of securities held in trust calculated using methods similar to the methods applied to 8) Securities.

8)	Securities:

In principle, the fair values of stocks (including foreign stocks) are based on the average market price during one month before the end of the fiscal year. The fair values of bonds and securities with market prices other than stocks are prices calculated based on their market prices on the final date of the fiscal year.

In light of the “Practical Solution on Measurement of Fair Value for Financial Assets” (ASBJ Practical Issue Task Force No. 25), the fair values of variable rate government bonds are based on the present value of future cash flows (the government bond yield is used to discount and estimate future cash flows). Bond yield and yield volatility are the main price parameters. The fair values of those without market prices, such as private-placement bonds, are based on the present value of future cash flows calculated by discounting future cash flows estimated taking into account the borrower’s internal rating and pledged collateral by a rate comprising a risk-free interest rate and an overhead ratio.

However, the fair values of bonds issued by bankrupt borrowers, effectively bankrupt borrowers and potentially bankrupt borrowers are based on the bond’s face value after the deduction of the expected amount of a loss on the bond computed by using the same method applied to the estimation of a loan loss. Meanwhile, the fair values of publicly offered investment trusts are calculated based on the published net asset value (NAV) per share, while those of private placement investment trusts are calculated based on the NAV published by securities firms and other financial institutions.

Liabilities

1) Deposits, 2) Negotiable certificates of deposit and 12) Due to trust account:

The fair values of demand deposits and deposits without maturity are based on their book values as at the end of the fiscal year. The fair values of short-term transactions with remaining life as of the end of the fiscal year not exceeding six months are also based on their book values, as their book values are regarded to approximate their market values. The fair values of transactions with a remaining life of more than six months are, in principle, based on the present value of future cash flows calculated using the rate applied to the same type of deposits that are newly accepted until the end of the remaining life.

3) Call money and bills sold, 4) Payables under repurchase agreements, 5) Payables under securities lending transactions, 6) commercial paper, 8) Borrowed money, 10) Short-term bond and 11) Bonds:

The fair values of short-term transactions with remaining life as of the end of the fiscal year not exceeding six months are based on their book values, as their book values are regarded to approximate their fair values. For transactions with a remaining life of more than six months, their fair values are, in principle, based on the present value of future cash flows calculated using the refinancing rate applied to the same type of instruments for the remaining life. The fair values of bonds are based on the present value of future cash flows calculated using the rate derived from the data on the yields of benchmark bonds and publicly-offered subordinated bonds published by securities firms.

7)	Trading liabilities:

The fair values of bonds sold and others securities for trading purposes are, in principle, based on their market prices on the final date of the fiscal year.

9)	Foreign exchanges:

The fair values of foreign currency-denominated deposits without maturity received from other banks are based on their book values as at the end of the fiscal year.

The fair values of foreign exchange related short-term borrowings are based on their book values, as their book values are regarded to approximate their fair values.

Derivatives transactions

The fair values of exchange-traded derivatives are based on their closing prices. With regard to OTC transactions, the fair values of interest rate, currency, stock, bond and credit derivatives are based on their settlement prices as at the end of the fiscal year calculated based on the present value of the expected future cash flows or using valuation techniques such as the option pricing model. The fair values of commodity derivatives transactions are based on their settlement prices as at the end of the fiscal year, calculated based on the derivative instrument’s components, including price and contract term.

(3)	Financial instruments whose fair values are extremely difficult to determine are as follows.

Unit: millions of yen

Item	Consolidated balance sheet amounts
Monetary claims bought
Monetary claims bought without market prices (Note 1)	7,606
Securities
Unlisted stocks, etc. (Note 2)	278,869
Investments in partnership, etc. (Note 3)	340,113
Total	626,589
(Note 1)	Beneficiary claims on loan trusts that (a) behave more like equity than debt, (b) do not have market prices, and (c) for which it is difficult to rationally estimate their values.
(Note 2)	They are not included in the scope of fair value disclosure since there are no market prices and it is extremely difficult to determine their fair values.
(Note 3)

They are capital contributions with no market prices. The above-stated amount includes the book value amount of investments in the partnership of which the Company records net changes in their balance sheet and statement of income.

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies for Non-Consolidated Financial Statements>

1.	Standards for recognition and measurement of securities

Investments in subsidiaries and affiliates: Carried at cost using the moving-average method

2.	Depreciation
(1)	Tangible fixed assets

Declining balance method (However, buildings are depreciated on the straight-line method.)

(2)	Intangible fixed assets

Intangible fixed assets are depreciated using the straight-line method. Capitalized software for internal use owned by the Company is depreciated over its estimated useful life (basically 5 years).

3.	Translation of foreign-currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into Japanese yen mainly at the exchange rate prevailing at the balance sheet date, with the exception of stocks of subsidiaries and affiliates translated at rates prevailing at the time of acquisition.

4.	Accounting standards for reserves
(1)	Reserve for employee bonuses

Reserve for employee bonuses is provided for payment of bonuses to employees, in the amount of estimated bonuses, which are attributable to the fiscal year.

(2)	Reserve for executive bonuses

Reserve for executive bonuses is provided for payment of bonuses to executives (including executive officers, hereinafter the same), in the amount of estimated bonuses, which are attributable to the fiscal year.

5.	Consumption taxes

National and local consumption taxes are accounted for using the tax-excluded method.

<Application of New Accounting Standards>

“Accounting Standard for Business Combinations” (ASBJ Statement No. 21, revised on December 26, 2008), “Accounting Standard for Business Divestitures” (ASBJ Statement No. 7, revised on December 26, 2008), and “Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No. 10, revised on December 26, 2008) became effective for the fiscal year beginning on or after April 1, 2010. Accordingly, the Company has applied them from the current fiscal year.

<Notes to Non-Consolidated Balance Sheet>

1.	Amounts less than one million yen have been omitted.
2.	Accumulated depreciation on tangible fixed assets: 11 million yen
3.	Subordinated bonds

Bonds here refer to subordinated bonds whose obligations, by special conditions, are honored with lesser priority than other debt obligations.

4.	Guarantee liabilities

The Company is offering guarantees in the amount of 38,898 million yen to the Deposit Protection Fund of the Association of German Banks, in regard to customer withdrawals of deposits at SMBC’s Dusseldorf Branch.

5. Short-term monetary claims to affiliates:	54,343 million yen
Short-term monetary debts to affiliates:	1,000,050 million yen
Long-term monetary debts to affiliates:	392,900 million yen

<Notes to Non-Consolidated Statement of Income>

1.	Amounts less than one million yen have been omitted.
2.	Related party transactions

Operating income:	222,217 million yen
Operating expenses:	17,078 million yen
Transactions other than operating transactions:	6,340 million yen

<Notes to Non-Consolidated Statement of Changes in Net Assets>

1.	Amounts less than one million yen have been omitted.
2.	Type and number of treasury shares:

Unit: shares

	Number of shares as of the previous fiscal year-end	Number of shares increased in the fiscal year	Number of shares decreased in the fiscal year	Number of shares as of the fiscal year-end	Remarks
Treasury shares
Common stock	3,730,100	37,591	5,177	3,762,514	(Notes) 1,2
Total	3,730,100	37,591	5,177	3,762,514

        (Notes)

1.	Increase in number of common shares issued

37,591 shares due to purchase of fractional shares

2.	Decrease in number of common shares issued

5,177 shares due to sale of fractional shares

<Notes to Tax Effect Accounting>

Breakdown of major factors leading to the occurrence of deferred tax assets

Unit: millions of yen
Deferred tax assets
Shares of subsidiaries	1,227,932
Others	23,371

Subtotal deferred tax assets	1,251,304
Valuation allowance	(1,251,304)

Total deferred tax assets	–

Net amount of deferred tax assets	–

<Notes to Per Share Information>

Net asset per share:	3,282.75 yen
Net income per share:	131.42 yen

<Notes to Significant Subsequent Events>

(Acquisition and cancellation of preferred stock)

The Company resolved, at a meeting of the Board of Directors held on February 28, 2011, to acquire its First Series Type 6 Preferred Stock, in accordance with the provisions of Article 18 of the Articles of Incorporation of the Company and to cancel its First Series Type 6 Preferred Stock in accordance with the provisions of Article 178 of the Companies Act, as described below. According to the resolution, the Company acquired and cancelled its First Series Type 6 Preferred Stock on April 1, 2011. Capital surplus was reduced by the cancellation.

(1) Class of shares to be acquired and cancelled:	First Series Type 6 Preferred Stock
(2) Total number of shares to be acquired and cancelled:	70,001shares
(3) Total amount of acquisition:	210,003,000,000 yen